Mail Stop 0407

June 16, 2005

Via U.S. Mail and Fax (469-916-9892)
Mr. J. David Parnell
Senior Vice President and
Chief Financial Officer
INTAC International, Inc.
12221 Merit Drive
Suite 1350
Dallas, Texas 75251-2248, USA

RE: **INTAC International, Inc.**
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004
Filed March 16, 2005 and May 9, 2005, respectively
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
File No. 0-32621

Dear Mr. Parnell:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the year ending December 31, 2004

Item 9A—Controls and Procedures

Disclosure Controls and Procedures, page 69

1. Please give us your basis for concluding that your disclosure controls and procedures were effective given your inability to complete an assessment of your internal controls over financial reporting in accordance with Section 404 for the year ended December 31, 2004, as you state on page 70.

2. As you have not completed your assessment of the effectiveness of your internal control over financial reporting and your independent registered public accounting firm's attestation report on this assessment, as required by Item 308 of Regulation S-K, tell us your estimated timetable for completing these requirements and amending your Form 10-K to include these reports.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firm, page F-1

3. We note that your audit report was signed by an audit firm based in Texas. We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Texas.

Consolidated Balance Sheets, page F-4

4. Tell us the reason(s) for the decrease in the balance of minority interest in consolidated joint venture from 2003 to 2004.

Note 1. General and Summary of Significant Accounting Policies—(b) Principals of Consolidation, page F-10

5. Please tell us in detail how you determined whether or not Intac Purun was within the scope or subject to the consolidation provisions of FIN 46R.

6. Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for Intac Purun. Specifically, tell us why the private investor group or the PRC does not have substantive participating rights as defined in EITF 96-16.

7. Please disclose and tell us whether the company has restrictions that limit the payment of dividends. If you do, describe the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

8. Please disclose and tell us whether the company has subsidiaries and/or investees with restrictions that limit the payment of dividends and/or the transfer of funds to the company, referred to here as the parent company. If you do, please abide by the requirements of Rule 4-08(e)(3) of Regulation S-X.

9. In regard to the restricted net assets pursuant to Rule 4-08(e)(3), if any, please tell us whether you need to provide parent only condensed financials as required by Item 5-04, Schedule I of Regulation S-X.

Note 1. General and Summary of Significant Accounting Policies—(l) Revenue Recognition, page F-13

10. We note that you license software products including access to a database and materials under two and three year license terms. Please explain to us in greater detail when and how you recognize revenue under these licenses, for example, do you recognize the revenue immediately as an outright sale or do you straight-line the revenue over the term? Please provide the relevant accounting literature in your response.

11. Refer to the first paragraph on page F-14 and your disclosure on maintenance and support revenue. Tell us in more detail when and how you recognize maintenance and support revenue that is included in your license fee, provided for less than one year and is not a significant portion of the total license revenue. Please provide the appropriate accounting literature in support of your policy.

12. Refer to the fifth paragraph on page F-14 and your contracts with third-party mobile operators and explain to us how you applied EITF 99-19 in determining that it is appropriate to recognize this revenue on a gross basis. Address each of the indicators provided by EITF 99-19 in your response, including your consideration of paragraphs 15 and 16.

13. Tell us how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns. Describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. Your response should include a discussion of how you

are able to monitor purchases and the related sales to end users by your
distributors in order to determine any increase in or excess inventory levels. Also,
refer to the guidance in SAB Topic 13A.4b.

Note 4. Purchase of Huana Xinlong, page F-20

14. Please describe for us how you considered the recognition criteria of acquired
intangible assets apart from goodwill when applying the purchase accounting
provisions of paragraph 39 and Appendix A of SFAS 141.

Note 5. Inventories and Note. 6 Property and Equipment, pages F-21 and 22

15. On page 5 we note that the company determined in June 2004 to "phase out" of
the automotive distribution segment and that you essentially disposed of the
segment by the end of the fiscal year. Please tell us in your response letter
whether or not you tested the assets in your automotive segment and certain other
seemingly related assets for impairment in accordance with paragraph 8(f) of
SFAS 144. These assets may include your motor vehicle inventory and property
and equipment balances remaining on your books as of December 31, 2004. If
you did not test the assets for impairment, please explain to us your rationale for
not doing so. If you did perform the impairment tests, please provide all required
disclosures under SFAS 144. Also, tell us to which distribution segment do your
motor vehicle balances in property and equipment belong.

Forms 10-Q for the quarter ended March 31, 2005

16. We note that your inventory balance increased by $8.1 million, which consisted
primarily of wireless handsets, and which represents almost a full quarter's worth
of handset sales. We also note your policy of generally not maintaining inventory
or holding products only for a few days. Please explain to us the circumstances
that led to this abnormally large increase the inventory balance and tell us your
inventory obsolescence policy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested supplemental information. Please file your
response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director